THE BOSTON BEER COMPANY, INC.
75 ARLINGTON STREET
BOSTON, MA 02116

February 24, 2006

Mr. George F. Ohsiek, Jr.
Branch Chief
U. S. Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Form 10-K for Fiscal Year Ended December 25, 2004
Form 10-Q for Fiscal Quarter Ended September 24, 2005
Filed March 11, 2005 and November 3, 2005
File No. 1-14092

Dear Mr. Ohsiek:

We have the following responses to your Comment Letter dated February 7, 2006 addressed to Martin F. Roper, relating to the above-referenced filings:

Form 10-K for Fiscal Year ended December 25, 2004

Notes to Consolidated Financial Statements, page 30
B. Summary of Significant Accounting Policies, page 30

Segment Reporting, page 34

Comment #2.

1.

We read your response to comment 2 in our letter dated January 27, 2006. Please note that you must first apply the criteria in paragraph 17 of SFAS 131 before you apply the quantitative thresholds in paragraph 18. Additionally, aggregation of an operating segment that does not meet the quantitative thresholds in paragraph 18 with an operating segment that meets the quantitative thresholds is prohibited. Please refer to paragraph 19 of SFAS 131 and paragraphs 6 and 7 of EITF 04-10. If after reassessing the criteria in SFAS 131, you now believe that each of these operations represents separate reportable segments, please revise your financial statements accordingly.

2.	Product line revenue disclosures should mirror the financial information used to prepare your general-purpose financial statements. Please tell us the

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product categories reported to senior management in daily, weekly or monthly sales reports for purposes of managing the business. Additionally, tell us in detail how you have concluded that the individual products you have aggregated in the product categories disclosed are similar. Please refer to paragraph 37 of SFAS 131 for guidance.

Response:

In light of the comment received, the Company has reevaluated its application of paragraph 10 of SFAS No. 131 with respect to the information reviewed by the Chief Operating Decision Maker.

The Company operates in one operating segment - the production and sale of alcoholic beverages. The Company's Chief Operating Decision Maker reviews unit volumes of alcoholic beverages on a monthly basis for the Company's brands. Unit volume trends of alcoholic beverages are the key metric in managing the Company's business. The Company's financial information systems do not roll-up product line revenue information.

The Company's financial information systems are designed to accumulate and provide total financial operating information for the enterprise-wide sale of alcoholic beverages as one operating unit. Therefore, the Company does not allocate any amounts of operating costs to the individual products. The Company's financial information systems were developed with that in mind given the similarity of its products.

The Company has also reevaluated the application of paragraph 37 of SFAS No. 131 to its business. The Company's revenues are derived from the sale of the Company's brands, Samuel Adams, Sam Adams Light, HardCore and Twisted Tea, and an immaterial amount of third party contract production. The Company's products are predominantly malt beverages and are sold to the same types of customers in similar size quantities, at similar price points and through substantially the same channels of distribution. The Company's products are produced using a similar production process and have virtually the same alcohol content. Therefore, the Company does not have the need to segregate product line revenue given the similarity of its products.

The Company has reviewed its past disclosure and proposes to include in its Annual Report on Form 10-K for its 2005 fiscal year and future filings the following segment disclosure to more fully explain these facts:

The Company consists of a single operating segment that produces and sells low alcoholic beverages. The Company's brands, which include Samuel Adams, Sam Adams Light, Twisted Tea and HardCore, are predominantly malt beverages, which are sold to the same types of customers in similar size quantities, at similar price points and through substantially the same channels of distribution. The Company's products

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are manufactured using similar production processes and have comparable alcohol content and constitute a single group of similar products.

Please contact the undersigned should you have any further questions or comments regarding these matters.

Sincerely,

William F. Urich
Chief Financial Officer
Tel: 617-368-5095
Fax: 617-368-5554

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